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                              May 24, 2024

       Shawn Matthews
       Chairman and Chief Executive Officer
       HCM II Acquisition Corp.
       100 First Stamford Place, Suite 330
       Stamford, CT 06902

                                                        Re: HCM II Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 26,
2024
                                                            CIK No. 0002019804

       Dear Shawn Matthews:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted April 26, 2024

       Proceeds to be held in trust account, page 19

   1. Disclosure at the end of the first paragraph in this section states that you may instruct the trustee to liquidate
the investments held in the trust account and instead to hold the funds in cash or in an
interest bearing demand deposit account at a bank, "in each case after deducting $4,000,000 in
underwriting discounts and commissions payable upon the
                                                        closing of this
offering and an aggregate of $2,000,000 to pay fees and expenses in connection with the
closing of the offering and for working capital following the closing of this offering."
Please reconcile this disclosure with your use of proceeds described on page 85, which
indicates that these amounts are separate from the $200,000,000 deposited in the trust account.
 Shawn Matthews
FirstName  LastNameShawn
HCM II Acquisition Corp. Matthews
Comapany
May        NameHCM II Acquisition Corp.
     24, 2024
May 24,
Page 2 2024 Page 2
FirstName LastName
Manner of conducting redemptions, page 25

2. Disclosure in this section and elsewhere in the prospectus indicates that a quorum will be present for a shareholder vote on a business combination if the holders of a majority, or the holders of one-third of issued and outstanding shares are present. Please reconcile these disclosures throughout the prospectus.
If we are deemed to be an investment company under the Investment Company Act . .. ., page 48

3. We note your disclosures suggesting that to avoid being subject to the Investment
         Company Act, you will invest the trust assets in U.S. government treasury obligations or in money market funds meeting certain conditions under Rule 2a-7. While we note that you also state that the risk that you would be deemed to be an investment company increases the longer you hold investments in the trust account, please clarify that this risk exists even though your investments are in U.S. government securities or shares of money market funds meeting the conditions of Rule 2a-7.
Proposed Business
Permitted Purchases of our Securities, page 107

4. We note your disclosure on page 108 that, in the event your sponsor, directors, executive officers, advisors or their affiliates were to purchase shares or warrants from public shareholders, such purchases would be structured in compliance with the requirements of
         Rule 14e-5 under the Exchange Act, including adding a representation in any registration statement/proxy statement filed for the business combination transaction that any of your securities purchased by your sponsor, initial shareholders, directors, officers, and their affiliates would not be voted in favor of approving the business combination transaction.
         Please reconcile this statement with that on page 132 that if you submit your initial business combination for a vote of your public shareholders, your sponsor, officers, and directors have agreed to vote their founder shares and any shares purchased during or after the offering in favor of your initial business combination. Refer to Tender Offer Rules and
         Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

General

5. We note the disclosure in your prospectus that the trust account funds may be released
            [o]n the completion of our initial business combination or an earlier redemption in connection with the commencement of the procedures to consummate the initial business combination if we determine it is desirable to facilitate the completion of the initial
         business combination.    Nasdaq Listing Rule IM-5101-2 states that
[a]t least 90% of the
         gross proceeds . . . must be deposited in a trust account maintained by an independent
         trustee.    It is unclear how the release of funds earlier than the
consummation of the initial
         business combination would comport with this listing standard. Please revise your disclosure for consistency with the Nasdaq listing rules.
 Shawn Matthews
HCM II Acquisition Corp.
May 24, 2024
Page 3

       Please contact Kellie Kim at 202-551-3129 or Kristina Marrone at 202-551-3429 if you
have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Pam Long at 202-551-3765 with any other questions.



                                                          Sincerely,
FirstName LastNameShawn Matthews
                                                          Division of
Corporation Finance
Comapany NameHCM II Acquisition Corp.
                                                          Office of Real Estate
& Construction
May 24, 2024 Page 3
cc:       Kevin Manz
FirstName LastName